

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Garth Wong
President and Chief Executive Officer
800, 326 — 11th Avenue S.W.
Calgary, Alberta
Canada T2R 0C5

     Re: **Oilsands Quest Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed July 15, 2011
             File No. 1-32994

Dear Mr. Wong:

We have reviewed your preliminary proxy statement and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please file a form of proxy card which complies with the requirements of Exchange Act Rule 14a-4.

2. You state that your board believes that the adoption of Proposal Two will provide you with flexibility in the event that you are required to raise capital in the future. Please revise your disclosure to state whether you have any current plans, proposals or

arrangements, written or otherwise, to issue any of the proposed additional or currently available authorized shares of common and/or preferred stock for any purpose, including future acquisitions and/or financings. If so, please also revise your disclosure to provide materially complete descriptions of the planned acquisitions and/or financing transactions. If none, please revise to so state.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
Andrew J. Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019